Filed by Randgold Resources Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

For immediate release

RANDGOLD RESOURCES TO REVIEW OPTIONS
IN LIGHT OF ANGLOGOLD'S FINAL OFFER

London, 15 October 2003 — The board of Randgold Resources (LSE:RRS) (NASDAQ: GOLD) said tonight it would be reviewing its position regarding an offer for Ashanti following the Ashanti board's recommendation of an improved final offer from AngloGold.

Chief executive Mark Bristow said he had noted that the value of the improved final offer from AngloGold was still below that of Randgold Resources' original offer as well as Ashanti's closing price on the New York Stock Exchange on 14 October. The final offer was also still subject to a number of conditions, including the approval of the government of Ghana as shareholder and regulator of Ashanti. Bristow said he had also noted that Lonmin had now given an irrevocable undertaking to AngloGold not to accept or support any proposal from Randgold unless it included a fully underwritten cash alternative.

"We shall be taking all these factors into account in considering our position, and we'll be making a formal announcement in this regard at an early opportunity," Bristow said tonight. Earlier yesterday, Bristow had said that Randgold Resources would be looking to improve its offer if AngloGold raised theirs.

Enquiries: Randgold Resources Limited Chief Executive Dr Mark Bristow	+44 (0) 779 775 2288
Financial Director Roger Williams	+44 (0) 779 771 9660
Investor and Media Relations Kathy du Plessis	+27 11 728 4701 Cell: +27 (0) 83 266 5847 randgoldresources@dpapr.com

HSBC Bank plc
Adrian Coates Tim Morgan-Wynne Jan Sanders	+44 (0) 20 7991 8888

DISCLAIMER:

Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on assumptions and beliefs in light of the information currently available. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. For a discussion of important factors and risks involved in Randgold Resources' business, refer to Randgold Resources' Annual Report on Form 20-F for the year ended 31 December 2002, which was filed with the US Securities and Exchange Commission on 27 June 2003. Randgold Resources does not undertake any obligation to update any forward looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.

Additional Information

In the event that Randgold Resources and Ashanti enter into an agreement regarding the proposed merger, Randgold Resources will furnish to, or otherwise file with, the SEC a scheme document/prospectus. In the event a transaction is entered into, investors and security holders are urged to carefully read the scheme document/prospectus regarding the merger when it becomes available because it will contain important information. In the event a transaction is entered into, investors and security holders may obtain a free copy of the scheme document/prospectus (when it becomes available) and other documents containing information about Randgold Resources and Ashanti, without charge, at the SEC's website at www.sec.gov. Copies of the scheme document/prospectus (when it becomes available) would also be obtainable free of charge by directing a request to Randgold Resources Limited, La Motte Chambers, La Motte Street, St. Helier, Jersey JE1 1BJ, Channel Islands, Attn: David Haddon, Group Secretary, telephone + 44 (0) 1534 735 333, fax +44 (0) 1534 735 444.